Exhibit 1

Oi S.A.

Corporate Taxpayers’ Registry (CNPJ/MF) No. 76.535.764/0001-43

Board of Trade (NIRE) No. 33.3.0029520-8

Publicly-Held Company

NOTICE TO DEBENTURE HOLDERS

2nd Series of the 5th Issuance of Debentures

Oi S.A. (the “Company”), following the Material Fact disclosed on February 12, 2015, announces to the Debenture Holders of the 2nd Series of the 5th Issuance of the Company’s Simple, Non-Convertible, Unsecured Debentures, for Public Distribution of Debentures (Cetip Code: TNLE25) that, on this date, it shall proceed with waiver fee payments in the total aggregate amount of R$ 3,520,879.61, or R$ 143.107735 per debenture of the 2nd Series (Cetip Code: TNLE25), as approved in the General Meeting of Debenture Holders held on February 12, 2015.

Rio de Janeiro, February 25, 2015.

Oi S.A.

Bayard De Paoli Gontijo

Chief Executive and Financial Officer and Investor Relations Officer